						Exhibit 12(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					September 30,

	2003	2004	2005	2006	2007	2008

Fixed charges, as defined:
Total Interest	$47,464	$44,637	$43,707	$51,216	$47,020	$44,907
Interest applicable to rentals	1,880	1,162	771	1,427	1,577	1,502

Total fixed charges, as defined	$49,344	$45,799	$44,478	$52,643	$48,597	46,409

Preferred dividends, as defined (a)	5,099	5,067	5,129	4,373	4,144	4,300

Combined fixed charges and preferred dividends, as defined	$54,443	$50,866	$49,607	$57,016	$52,741	$50,709

Earnings as defined:

Net Income	$67,058	$73,497	$62,103	$52,285	$72,106	$64,974
Add:
Provision for income taxes:
Total income taxes	34,431	37,040	33,952	28,567	35,850	36,195
Fixed charges as above	49,344	45,799	44,478	52,643	48,597	46,409

Total earnings, as defined	$150,833	$156,336	$140,533	$133,495	$156,553	$147,578

Ratio of earnings to fixed charges, as defined	3.06	3.41	3.16	2.54	3.22	3.18

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.77	3.07	2.83	2.34	2.97	2.91

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.